Exhibit 99.1

SCHMID Group N.V. Announces Various Share Issuances to Off-set Liabilities, to Directors & Officers and Key Employees and for Convertible Notes Conversions

Freudenstadt, Germany, May 26, 2026– SCHMID Group N.V. (NASDAQ: SHMD) (the “Company” or "SCHMID"), a global leader in providing solutions to the high-tech electronics, glass, and energy systems industries, today provides an update on various share issuances resolved by its board of directors on May 23, 2026.

On April 24, 2026, SCHMID Group N.V. (the "Company") entered into separate subscription agreements and separate set-off agreements with Anette Schmid, Christian Schmid, Schmid Grundstücke GmbH & Co KG and Christine Schmid to off-set financial liabilities in an aggregate amount of EUR 30.75 million. The shareholders' meeting of the Company held on May 20, 2026, resolved to issue and sell to Anette Schmid, Christian Schmid, Schmid Grundstücke GmbH & Co KG and Christine Schmid in private placements a number of shares of the Company determined by dividing the EUR 30.75 million by the 5-trading day volume-weighted average price (VWAP) of the Company's shares immediately preceding the approval by the board of directors' of the Company of the share issuances following the shareholders' meeting on May 20, 2026. Only in relation to EUR 2.4 million of the aggregate financial liabilities (to be off-set in relation to the financial liabilities to Christine Schmid), the share price will be determined in relation to the 5-trading day VWAP applying a 20% discount.

On May 23, 2026, the board of directors set the 5-trading day VWAP for the period of May 18, 2026 to May 22, 2026 at USD 7.3309 per share (the "Applicable VWAP Price"). As a result, Anette Schmid was issued shares in an amount of 2,190,589 Ordinary Shares, Christian Schmid was issued shares in an amount of 1,265,322 Ordinary Shares, Schmid Grundstücke GmbH & Co KG was issued shares in an amount of 1,028,074 Ordinary Shares and Christine Schmid was issued shares in an amount of 474,496 Ordinary Shares.

On May 23, 2026, the board of directors also agreed to issue, based on Applicable VWAP Price applying a 20% discount to issue 69,198 Ordinary Shares to five board members for a certain portion of their 2025 board compensation and to issue 151,841 Ordinary Shares to seven key employees for past bonuses from the fiscal year 2023 due and payable in cash, but which have now been agreed to pay in shares to further align their interests with those of SCHMID Group’s shareholders and support the Company’s long-term growth objectives. In addition, the board of directors also resolved to issue 24,000 Ordinary Shares to the SCHMID Group's CFO Arthur Schuetz at par value and 24,000 Ordinary Shares to the SCHMID Group's COO Helmut Rauch at par value as part of the Company's share incentive plans and the share award contracts previously agreed with them.

In total 269,039 Ordinary Shares were issued to board members, key employees and officers on May 23, 2026. Such shares are expected to be registered through a registration statement on Form S-8 to be filed by the Company.

In addition, in connection with the standby equity purchase agreement ("SEPA") signed with Yorkville on May 12, 2026, the board of directors on May 23, 2026 resolved to issue 24,889 Ordinary Shares in accordance with the SEPA as commission fee to offset the USD 150,000 commitment fee to Yorkville. A registration statement on Form F-1 was filed on May 18, 2026 and has been declared effective by the SEC. As a result, the SEPA is fully available for use by the Company.

The Company has also received two further conversion notices in relation to its convertible notes and has issued a further 705,044 Ordinary Shares for another USD 4 million in principal amount converted under the 2026 convertible notes. As a result, of the originally issued USD 30 million, only USD 14 million remain outstanding as of the date of this Report on Form 6-K.

As a result of the issuances of ordinary shares, as of the date of this Report on Form 6-K, the outstanding number of shares has increased by 5,957,453 Ordinary Shares to 63,758,362 Ordinary Shares (including 5,000,000 non-voting earn-out shares held by Anette Schmid and Christian Schmid, which are subject to cancellation on April 30, 2027 should the share price not reach USD 15.00, in relation to 2,500,000 earn-out shares, or USD 18.00, in relation to the other 2,500,000 earn-out shares).

These transactions collectively reduce outstanding financial liabilities, strengthen the Company’s balance sheet, and further align the long-term interests of directors, management, key employees, and shareholders. The settlement of shareholder liabilities, accrued board compensation, and prior-period management bonuses through equity issuance preserves cash resources and enhances financial flexibility, enabling the Company to continue investing in its strategic growth priorities

Christian Schmid, Chief Executive Officer of SCHMID Group, commented: “These transactions represent another important step in strengthening SCHMID Group’s financial foundation while aligning our key stakeholders directly with the Company’s long-term success. By reducing liabilities and preserving liquidity, we are enhancing our ability to execute on the significant growth opportunities we see across our Electronics business, particularly in advanced packaging and AI-related applications.”

Forward-looking Statements

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include, but are not limited to, statements regarding the Company’s preliminary first quarter 2026 results, financial outlook for fiscal year 2026, expected order intake and revenue growth, anticipated demand trends, and other statements that are not historical facts. These forward-looking statements can include statements regarding our expectations with respect to future performance and the anticipated timing of certain commercial or financing activities, expected timing and completion of the private placement and use of proceeds related thereto. There are a significant number of factors that could cause actual results to differ materially from the statements made in this press release, including: geopolitical events, conflicts or wars, including trade wars, macroeconomic trends including changes in inflation or interest rates, or other events beyond our control on the overall economy, our business and those of our customers and suppliers, including due to supply chain disruptions and expense increases; our limited operating history as a public company; our current dependence on sales to a limited number of customers for most of our revenues; supply chain interruptions and expense increases; unexpected delays in new product introductions; our ability to expand our operations and market share in Europe and the U.S.; the effects of competition; and the risk that our technology could have undetected defects or errors. Additional risks and uncertainties that could affect our financial results are included under “Item 3. Key Information – 3.D. Risk Factors” in our annual report on Form 20-F filed with the SEC May 15, 2026, which is available on the SEC’s website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by applicable law.

About The SCHMID Group

The SCHMID Group is a world-leading global solutions provider for the high-tech electronic, photovoltaics, glass, and energy systems industries, with its headquarters based in Freudenstadt, Germany. Founded in 1864, today it employs approximately 700 staff members worldwide, and has technology centers and manufacturing sites in multiple locations including Germany and China, in addition to several sales and service locations globally. The Group focuses on developing customized equipment and process solutions for multiple industries including electronics, renewables, and energy storage. Our system and process solutions for the manufacture of substrates, printed circuit boards and other electrical components ensure the highest technology levels, high yields with low production costs, maximized efficiency, quality, and sustainability in green production processes.

Learn more at www.schmid-group.com